October 6, 2006

VIA EDGAR

Ms. Sara D. Kalin
Branch Chief—Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

  Re:
  Hertz Global Holdings, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  Filed September 18, 2006
  File No. 333-135782

Dear Ms. Kalin,

        This letter sets forth the responses of Hertz Global Holdings, Inc. (the "Company") to the comments contained in your letters, dated September 28, 2006 and September 29, 2006, relating to Amendment No. 2 to the Registration Statement on Form S-1 (the "Registration Statement") of the Company filed with the Securities and Exchange Commission (the "Commission") on September 18, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company's responses are set forth in plain text immediately beneath each comment.

        We have also enclosed with the paper copy of this letter supplemental materials requested by the staff of the Commission (the "Staff") or responsive to the Staff's comments. Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended ("Rule 418(b)"), the supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of the Registration Statement. The Company believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

        Pursuant to Rule 418(b), the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Staff's review of the supplemental information. Please call the undersigned when the Staff has completed its review and the Company will arrange to have the supplemental information retrieved. The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.

September 28, 2006 Comment Letter

Front Cover Page

1.
We reissue comment 1 of our letter dated September 13, 2006. Please limit the number of underwriters identified on the cover page of the prospectus. We note that the first paragraph of your Underwriting section lists only five underwriters as the representatives of the underwriters. Revise accordingly.

        The Company acknowledges the Staff's comment, and supplementally advises the Staff that it is customary to limit the number of underwriters that act as representatives of the underwriters solely for purposes of taking certain actions in connection with the underwriting agreement; however, the fact that an underwriter is not named as a "representative" does not bear on whether an underwriter not identified as a representative is nonetheless a "lead or managing underwriter" for purposes of the rules and regulations of the Commission. For example, Credit Suisse Securities (USA) LLC is not a representative, but is acting as a "qualified independent underwriter" for the offering in accordance with the rules and regulations of the National Association of Securities Dealers, Inc., which requires, among other things, Credit Suisse to perform due diligence investigations and make recommendations as to the final price of the offered securities. As previously noted in the Company's letter to the Staff dated September 18, 2006, unlike other members of the underwriting syndicate, "lead or managing underwriters" perform responsibilities in connection with the offering, including, among other things, due diligence on behalf of other prospective syndicate members who will subsequently be invited to participate in the offering, active participation in drafting the prospectus and the registration statement, responding to the Staff's comments thereon, negotiating the terms of the underwriting agreement, analyzing and discussing with the Company the valuation of the Company for purposes of determining the initial offering price range to be included in the preliminary prospectus and marketing the offering to potential accounts. As with each representative, each of the firms listed on the cover page of the prospectus that is not a representative has acted in this capacity. Likewise, as compensation for performing these responsibilities, each of these managing underwriters will participate in the management fee in contrast to other members of the broader underwriting syndicate that will receive only a selling concession. The Company respectfully submits that each of the firms listed on the cover page of the prospectus is a "lead or managing underwriter" for the offering in accordance with Item 501(b)(8) of Regulation S-K, not only those firms that are also representatives for purposes of the underwriting agreement. The Company and counsel to the underwriters are available to discuss the participation of each of these firms in the offering with the Staff at its convenience.

Principal and Selling Stockholders, page 7

2.
We reissue comment 5 of our letter dated September 13, 2006, in part. Please expand your disclosure to disclose the post-offering value of the sponsors' ownership interest in the company based on the offering price of the company's stock.

        In response to the Staff's comment, the Company will revise the disclosure on pages 8 and 9 of the Registration Statement to indicate the value of the Sponsors' ownership interest following the completion of the proposed offering, as marked on Annex A to the paper copy of this response letter.

September 29, 2006 Comment Letter

1.
Please provide us the valuations of your common stock as of May 15, 2006, June 30, 2006, and August 15, 2006 conducted by the independent valuation specialist. Please note that we may have extensive comments on the significant assumptions used in the valuations.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

2.
We note that you describe seven factors that contribute to the difference between the estimated price range for the offering and the fair value of your common stock as of the valuation dates. Please revise your analysis to separately address the increase in fair value between each of the valuation dates—including the final valuation date and the mid-point of your current estimated offering range. (Hereinafter, the three valuation dates and the current estimated offering range are referred to as the "valuation dates.") Additionally, for each factor that you describe, separately quantify the increase in fair value that you believe is attributable to such factor and provide a summary reconciliation between the valuation dates. And finally, please revise your document in a fashion similar to your response to explain to investors the reason for the increases in fair value between the valuation dates.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

3.
We understand that the marketability provided by an initial public offering of your common stock will increase the enterprise value because it allows you access to the public capital markets. We note, however, that your third valuation date was approximately one month after you filed your initial registration statement, your second valuation date was only two weeks prior to the date you filed your initial registration statement, and your first valuation date was only 60 days prior to the date you filed your initial registration statement. Given the three valuation dates were relatively contemporaneous with your decision to pursue an initial public offering, it appears that decreased cost of capital that is typically associated with a successful initial public offering would have inured to the value of your common shares. That is, it does not appear that this factor would have contributed to a significant increase in the value of your common stock between the valuation dates. Accordingly, please explain to us in detail how much this factor has contributed to the increases in the fair value of your common stock and the basis for your determination.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

4.
Please provide us a detailed statement of accounts that support the amount of LTM EBITDA at each of the valuation dates and an accompanying detailed analysis explaining significant period over period changes.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

5.
Please explain to us in much greater detail how the increased investor appreciation for the industry has contributed to the increases in the valuation of your common stock between the valuation dates. The connection between any increased investor appreciation and your share price appears tenuous and speculative. Further, your analysis is not clear, as it seems to support a discount to the industry that should still be reflected in the price of your common stock. Please clarify.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

6.
Please provide us the strategic plan referred to in your response and any other previously completed strategic plans. In addition, tell us when work began on the recently completed strategic plan and tell us its percentage completion as of the date Mr. Frissora began his involvement in the strategy planning.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

7.
We note that Mr. Frissora spent much of his first six weeks helping to shape a long-term strategic plan for your Company, which was finalized on August 30, 2006. Given that Mr. Frissora purchased his shares during the period which your long-term strategic plan was being formed, please tell us the extent to which the higher growth targets and margin improvements established in your long-term strategic plan were incorporated into your valuation of the shares purchased August 15, 2006. To the extent that such projections were not incorporated, please explain why.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

8.
If not apparent in the independent valuation, please explain to as how the independent valuation incorporated your negative sentiment of the outlook of the initial public offering market. In addition, we note the absence of a discussion of any turnaround. Even if there was a slight turn around in the market during the first three weeks of the month of September, it is unclear how it impacted your current estimated offering price. That is, it appears that the damp market would have continued to impact your September estimate. Accordingly, please explain to us in more detail how the poor outlook for the initial public offering market as a whole has impacted your valuations and current estimated offering price.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

9.
Please further explain to us the reason for the increased valuation multiples. We do not believe your analysis adequately supports the significant increases in valuation multiples.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

10.
We note that when performing your August 15, 2006 valuation based on EBITDA multiples, your computation included approximately $14.3 billion of outstanding debt. However, when estimating your offering price range based upon EBITDA multiples, your computation only included approximately $12.8 billion of outstanding debt. Please tell us when the additional debt was extinguished and whether such debt was extinguished using cash on hand. If the debt was extinguished using cash on hand, please tell us why you have not assumed that the debt was extinguished at the time that you performed your valuation of the shares sold on August 15, 2006.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

11.
Please provide us any valuation that was used to determine your estimated offering price.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

12.
Please explain to us how you and your independent valuation specialists have considered—or please consider now—the identities of the Sponsors as a factor that contributed to a significant and substantial enhancement to the fair value of your common shares as of each of the valuation dates. That is, did your common shares command a premium solely based upon its association with the preeminent firms of (1) Clayton, Dubilier & Rice, (2) The Carlyle Group, and (3) Merrill Global Private Equity?

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

13.
Please tell us why your "Equity Value Range (control, marketable per share) ex-dividend" would be lower at August 15, 2006 than at June 30, 2006 if both your LTM EBITDA and LTM EBITDA multiple range were higher at August 15, 2006. In your response, also specifically tell us whether the income used when performing the income valuation method was also higher at August 15, 2006 than at June 30, 2006.

        The Company acknowledges the Staff's comment, and notes for the Staff that it has provided supplementally, in accordance with Rule 418(b), the Company's response to the Staff's comment as Annex B to the paper copy of this letter.

* * * * *

        If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Lee Barnum at (212) 909-6431 or Kristine Hutchinson at (212) 909-6160.

Regards,
/s/ Steven J. Slutzky
Steven J. Slutzky
cc:
H. Yuna Peng
Jeffrey Sears
Michael Fay
    Securities and Exchange Commission
Mark P. Frissora
Paul J. Siracusa
Harold E. Rolfe, Esq.
Richard Foti
    Hertz Global Holdings, Inc.

Enclosures